EXHIBIT 99.2

                 January 31, 2001






                 PRESS RELEASE



                 CANAL+ has sold its 39% interest in Eurosport France and its 49.5% interest in Eurosport International to TF1. Proceeds from the sale amounted to FRF 2 billion.

                 In addition to the obvious financial benefits, the transaction gives CANAL+ free rein to develop its editorial policy with regard to French and international sporting events. The Group's satellite and cable subscribers will continue to receive Eurosport.













                 Communications Department
                 Sylvie Ruggieri   (+33) 1 44 25 16 75
                 Jean-Louis Erneux    (+33) 1 44 25 75 81